David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Tel. (516) 887-8200
Fax (516) 887-8250

April 4, 2008

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  Ms. Mara L. Ransom, Esq.

Re:           Charleston Basics, Inc.

Amendment No.7 to Registration Statement on Form S-1
Filed on March 24, 2008
File Number 333-145211

Dear Ms. Ransom:

On behalf of Charleston Basics, Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No. 7 to  Registration Statement on Form S-1/A ("Amendment No. 7”) in response to the Commission's comment letter, dated March 26, 2008 (the “Comment Letter”).

In addition to Amendment No. 7, the Company responds to the Commission's comment as follows:

Financial Statements

Note 4- Related Parties, page F-13

Comment:   We note your response to comment one in our letter dated March 11, 2008. In this regard, you disclose, “the Company borrowed during the year from a shareholder and owes him $196,500 plus accrued interest.  The amount borrowed under the promissory agreement will be repaid in installments or one lump sum. Payment shall begin within six months of the agreement and shall continue until the principal balance of this note and any accrued interest is repaid in full. All payments shall be first applied to the interest and the balance shall be applied to the principal. In addition, the Company paid him $82,000 in salary.” The shareholder loan appears material to your balance sheet and future liquidity; therefore revise your filing to include:

•	the date the loan was made;
•	the contracted interest rate; and
•	when the lump sum payment is due.

                Response: Amendment No. 7 has been revised in accordance with the Commission’s comment.

The Company respectfully submits via EDGAR the foregoing response to the Commission and Amendment No.7 Registration Statement on Form S-1/A as requested by the Commission, together with a redlined copy showing the changes made in the Amendment No. 7 to the Registration Statement in order to help expedite the review process.

Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers.  Thank you very much.

Very truly yours,

/s/ David Lubin & Associates, PLLC

David Lubin & Associates, PLLC

cc:  Mr. Michael Lieber